Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Entity	Jurisdiction of Incorporation/Organization

Dade Lease Management, Inc.	Delaware

Dolgencorp, Inc.	Kentucky

Dolgencorp of New York, Inc.	Kentucky

Dolgencorp of Texas, Inc.	Kentucky

Dollar General Stores, Ltd.	Kentucky

Dollar General Partners	Kentucky

DG Logistics, LLC	Tennessee

Dollar General Financial, Inc.	Tennessee

Nations Title Company, Inc.	Tennessee

Dollar General Intellectual Property, L.P.	Vermont

The Greater Cumberland Insurance Company	Vermont

DGC Properties, LLC	Delaware

DGC Properties of Kentucky, LLC	Delaware

Dollar General Investment, Inc.	Delaware

Lonestar Administrative Services, Inc.	Tennessee

Dollar General Global Sourcing Limited	Hong Kong